April 8, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: NL One Corporation

Form S-1/A

Filed February 12, 2015

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 24, 2015 addressed to Mr. Jeffrey DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on February 12, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Patents and Trademarks, page 22

1. We note your response to prior comment 1. Please revise the registration statement to explain that the July 22, 2009 “Assignment of Patent” agreement incorrectly identifies Ms. Harder and the Company as both the assignors and the assignees. Revise to explain why you believe that the conflicting identifications of the assignor and the assignee do not result in material uncertainties concerning current ownership of present and future provisional patent applications and the underlying technology.

COMPANY RESPONSE

The "Assignment of Patent" that was executed on July 22, 2009 by Ms. Diane Harder to us incorrectly identified Ms. Harder as both the assignor and the assignee on the assignment of patent agreement. Whereas, in an effort to quiet title to the inventions, we have transferred our rights, title and interest, ("Rights") to Ms. Harder and immediately following the transfer of our Rights for Ms. Harder to irrevocably transfer back to us all Rights to the inventions. We have attached Exhibit 10.2 and Exhibit 10.3 evidencing the assignment agreements that were prepared by our patent attorney Andrew Bufumo. The assignment agreements were recorded with the United States Patent and Trademark Office.

The exhibit list at the end of the Registration Statement has also been amended accordingly. Additionally, the following was added immediately after to clarify particular exhibits relating to the assignment(s).

Note: Item 10.1 consists of the assignment of patent agreement executed by Ms. Harder on July 22, 2009 pertaining to the two provisional patents described herein between Ms. Diane Harder and the Company. Item 10.2 includes the patent assignment agreements for the Invasive Blood Glucose Tester from the Company back to Ms. Harder and from Ms. Harder back to the Company. Item 10.3 includes the patent assignment agreements for the Thermal Detection of Intravenous Infiltration from the Company back to Ms. Harder and from Ms. Harder back to the Company. The reason for item 10.2 and 10.3 is to clarify that NL One has all of the rights to, the title of, and full ownership of each of the respective provisional patent mentioned herein.

2. Your response to prior comment 1 indicates that Mr. Befumo is authorized by Ms. Harder to file any future applications for the provisional patents. Given your statements that you own the provisional patents, please revise to explain why Ms. Harder needed to authorize the filing of these provisional patent applications and whether she is under any continuing obligation to do so in the future. Also, please revise to explain why Mr. Befumo, and not the Company, is identified as the petitioner/applicant for the two current provisional applications. In this regard, we note that Ms. Harder resigned all positions with the Company in April 2014, approximately one month before Mr. Befumo filed the applications. Accordingly, please revise to explain whether current management authorized the filing of the provisional applications, and if not, whether there are any material risks concerning the fact that the Company is not identified anywhere in the provisional patent applications.

COMPANY RESPONSE

Ms. Harder did and does not need to authorize us to file any applications for the provisional patents. We have refiled the provisional patent applications on March 20, 2015 under our name for each invention as attached in Exhibit 99.3 and 99.4. Pursuant to 37 CFR 3.71, no action or approval is needed from Ms. Harder in order for us to file any provisional patent application or to conduct prosecution of a national patent application or reexamination proceeding, based upon the inventions. We have attached an attorney opinion letter in support of our answer as exhibit 5.2.

Current management authorized the filing of the provisional patents.

Additionally it should be noted that since we have refiled our provisional patent applications we have updated the filing dates throughout the S-1 to accurately reflect this new information on pages 1, 2 and 7. On page 22 we have updated the patent application numbers as well as the date of filing.

Financial Statements, page F-1

3. Please update your next amendment to include financial statements for your fiscal year ended December 31, 2014.

COMPANY RESPONSE

We have included the updated financial statements for our fiscal year ended December 31, 2014. Additionally, “Summary of Financial information,” and “Management’s Discussion and Analysis” has been amended to reflect the updated financial statements. Also included is the updated audit report.

Signatures, page 29

4. We note that the signature for the registrant is dated October 15, 2014; however, the amendment to the registration statement was filed on February 12, 2015. Accordingly, please revise the next amended filing to include the correct date when the registrant duly caused the registration statement to be signed on its behalf.

COMPANY RESPONSE

Please refer to the signatures which now reflect the current date.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 8, 2015

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President & CEO